FirstMerit Corporation 3 Cascade Plaza, Akron, Ohio 44308 (330) 996-6300

May 26, 2011
VIA ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Mr. John Nolan Senior Assistant Chief Accountant

Re:	FirstMerit Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2010 Form 10-Q for Fiscal Quarter Ended March 31, 2011 File No. 000-10161
Dear Mr. Nolan:
     This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter dated May 12, 2011, related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) filed by FirstMerit Corporation (the “Corporation”). The following paragraphs include each of your comments in your letter followed by the Corporation’s response.
Form 10-K for the fiscal year ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years 2010, 2009 and 2008
Asset Quality, page 43
1.	We note your response to comment #6 in our previous letter dated April 13, 2011 and your disclosures on page 68 in the 10-Q for the period ended March 31, 2011 related to TDRs. In your response you stated that you do not consider modifications that consist of 30 to 90 day extensions to be troubled debt restructuring as you consider these modifications to represent an insignificant delay in payment. Please provide us with the following as it relates to these short term modifications:
•	Provide us with more detailed information about the types of short term modification you

U.S. Securities and Exchange Commission
May 26, 2011

perform and specifically discuss whether these modifications were made on the basis of credit issues (e.g. temporary hardship concessions);
Response:
General:
     The Corporation’s disclosure of short term modifications primarily represents extensions of maturity dates between 30 to 90 days under existing loan terms and interest rates. Such extensions of the maturity date occur in commercial lending as part of the administrative process in determining if the loan will be renewed and the specific terms of renewal based on updated financial information, appraisals and other specific borrower information as required.
     A permanent action on a loan with a short term extension is determined within the extension period. When a loan is permanently modified, the Corporation evaluates whether the new terms result in a TDR for accounting and reporting purposes in accordance with existing accounting guidance.
Commercial:
     Short term extensions of maturity dates under existing loan terms occur on a commercial loan when the maturity date is imminent and the loan is up for renewal and represents an administrative first step with borrowers that are deemed credit worthy by the Corporation (i.e. the borrower is expected to pay all contractual amounts owed under the original terms of the loan). The borrower continues to bear interest at the original contractual rate during the extension period. For example, an extension may occur because a borrower is awaiting a liquidation event to pay off the loan or the Corporation has requested updated financial information to allow the Corporation to renew the loan based on its established underwriting and lending policies. We do not consider these modifications to be made on the basis of temporary hardship concessions.
     Regardless of the reason and duration of the extension of maturity dates, the Corporation has a specific process in place to review all modifications of commercial loans which have experienced credit deterioration. This process involves preparing a monthly TDR Suspect List of all modifications of commercial loans that are risk rated “Special-Mention” (risk grade 5) and “Substandard and Doubtful” (risk grades 6 and 7). A TDR checklist is prepared for each loan on this TDR Suspect List which is then subsequently reviewed, along with the specific amendment/modification documentation, at month end by the Chief Credit Officer, Manager of Managed Assets and the Corporate Controller to determine whether or not the modification should be accounted for as a TDR.
Consumer:
     The Corporation restructures residential mortgages in a variety of ways to help borrowers remain in their homes and to mitigate the potential for additional losses to the Corporation. Generally, these modifications are made for a borrower experiencing financial difficulty and include the granting of a concession, and are, therefore, considered to be TDRs. In rare circumstances, the
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May 26, 2011

short term extension of maturity dates under existing loan terms may be granted to a consumer borrower. Such short term extensions occur to afford the Corporation additional time to gather information required to make a more permanent credit decision.
     The Corporation participates in the U.S. Treasury’s Home Affordable Modification Program for originated mortgages sold to and serviced for Fannie Mae and Freddie Mac. Modifications made under this program are not considered TDRs since the Corporation services and does not own the underlying loans.
•	Compare and contrast the circumstances under which you would consider the modification to be temporary or permanent in nature and whether these would be classified as troubled debt restructurings;
Response:
     Short term modifications most often occur in commercial lending when a borrower is awaiting a liquidation event to pay off a loan or when the Corporation has requested updated financial information to allow the Corporation to renew or restructure the loan which is an administrative practice based on our established underwriting and lending policies. The Corporation may also utilize short term modifications when the maturity date is imminent, and the borrower is experiencing some level of financial stress but it is not evident that the loan or a portion of the loan is uncollectible. Short term modifications whereby the maturity dates are extended by 30 to 90 days are performed on a case by case basis based on the specific circumstance of each loan and borrower; however, the Corporation must expect that the borrower will ultimately pay all contractual amounts owed under the original terms of the loan. Additionally, the modified loan continues to bear interest at the original contractual rate during the extension period. In many cases, commercial borrowers have additional resources to reinforce their credit with additional capital, collateral, guarantees or other income sources. Since these extensions are short term, under existing loan terms and continue to bear interest at the original contractual rate during the extension period, extensions of 30 to 90 days do not have an overall economic impact on the loan. Thus, they are not classified as troubled debt restructurings.
     If the Corporation believes either collection of all principal and interest is uncertain or if a concession has been made, the Corporation analyzes such credit under the accounting guidance to determine whether it qualifies as a TDR or is otherwise deemed to be impaired. Extensions that qualify as TDRs are measured for impairment under the applicable accounting guidance.
     A permanent action on a loan with a short term extension is determined within the extension period. When a loan is permanently modified, the Corporation further evaluates whether the terms result in a TDR for accounting and reporting purposes in accordance with existing accounting guidance.
•	Provide us with a thorough analysis explaining your rationale for concluding that short term (or temporary) modifications should not be classified as troubled debt restructurings, including a discussion of how you determined that extensions or deferrals of 30 to 90 days in duration represented insignificant payment delays;
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U.S. Securities and Exchange Commission
May 26, 2011

Response:
     As detailed in the previous response, short term modifications involve temporary extensions of maturity dates under existing loan terms to credit worthy borrowers. Such short term extensions are viewed as an administrative step to allow time to obtain updated financial information regarding the borrower and the decision to renew the loan and the specific terms of renewal. The Corporation believes its policy of excluding these temporary modifications from TDR classification is consistent with the accounting guidance of ASC 310-10 (SFAS 114) which indicates a loan is not considered impaired (therefore, not in the scope of ASC 310-10) if there is an insignificant delay or shortfall in the amount of payments.
     These short term extensions occur to provide a credit worthy borrower with the additional time needed to complete the accumulation of the liquidation proceeds or to provide the Corporation with recent financial statements and additional financial information. The Corporation believes that the 30 to 90 day duration is a reasonable time frame to receive this type of information. The Corporation believes that extensions of maturity dates for a period of 30 to 90 days under the existing loan terms do not have an overall economic impact on the loan.
•	Explain whether any loan would revert back to its original terms during a temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated;
Response:
     A loan would revert back to its original terms during a temporary modification period if consecutive late payments are made. However, if other terms of the modified agreement are violated, the temporary modification would not revert back to its original terms and be subject to our ASC 310-10 (SFAS 114) policy and procedures.
•	Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms, payments or classification impact either of these analysis, please explain how and when these calculations would be impacted;
Response:
     Loans with short term extensions are included in the determination of the Corporation’s ASC 450-20 (SFAS 5) reserves. If subsequent to the extension, the loans are modified in a manner requiring TDR classification or are otherwise deemed to be impaired, they are subject to the Corporation’s policy for determining an ASC 310-10 (SFAS 114) impairment reserve and are subject to the Corporation’s charge off policy.
•	Quantify the amount of loans modified during each reporting period that were not classified as troubled debt restructurings based on your conclusion that the short term nature of the modification represented an insignificant payment delay.
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U.S. Securities and Exchange Commission
May 26, 2011

Response:
     Commercial:
     Ninety commercial loans ($44.1 million) were granted short term extensions of 30 to 90 days during the year ended December 31, 2010. These loans were either awaiting further information to determine a course of action, a refinance, a renewal, or if warranted, documentation of a restructure. Two loans ($2.9 million) were subsequently determined to be TDRs. Twenty-one loans ($15.8 million) were granted short term extensions during the quarter ended March 31, 2011. None of the loans modified in the first quarter of 2011 have been subsequently determined to be TDRs.
     Consumer:
     Fifty installment, private client services and indirect loans ($5.5 million) were granted short term extensions of 30 to 90 days for the year ended December 31, 2010. Fourteen private client services and indirect loans ($1.0 million) were granted short term extensions of 30 to 90 days for the quarter ended March 31, 2011. Ten loans ($7.7 thousand) of these loans were subsequently classified as TDRs.
     Mortgage:
     During the year ended December 31, 2010 there were no short term extensions of 30 to 90 days in the Corporation’s mortgage portfolio. During the quarter ended March 31, 2011, there were two loans (to the same borrower) that had a short term extension. Both of these loans paid off in April 2011.
•	Provide us with the success rates of these types of modifications and whether these modification often result in more permanent or longer term modifications in the future;
Response:
Commercial:
          Success rate: 95.16% January 1, 2010 through March 31, 2011 ($57.0 million/$59.9 million). As noted, a large percentage of these short term modification do not result in more permanent or longer term modifications following the initial extension of maturity.
     Consumer:
          Success rate: 99.84% January 1, 2010 through March 31, 2011 ($6.54 million/$6.55 million). Given the limited amount of extensions, it is rare that a loan moves to a more permanent or longer term modification.
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U.S. Securities and Exchange Commission
May 26, 2011

     Residential Mortgage:
          Short term extensions are not significant. Given the limited amount of extensions (only 2 loans in 2011 and paid off before March 31, 2011), it is rare that a loan moves to a more permanent or longer term modification.
Closing
In responding to the Staff’s comments, the Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Corporation believes that the foregoing explanations are responsive to your comments. If you need any additional information, please contact me at (330) 384-7534, or our outside counsel, J. Bret Treier at Vorys, Sater, Seymour and Pease LLP at (330) 208-1015.
Very truly yours,

/s/ Terrence E. Bichsel
Terrence E. Bichsel
Executive Vice President and Chief Financial Officer
FirstMerit Corporation
III Cascade Plaza, 7th Floor
Akron, OH 44308
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